Exhibit 99.1

January 17, 2022

Mr. J. Michael Adams, Jr.
Chair, Nominating and Corporate Governance Committee
AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Via email

Mr. Adams,

Reference is made to your letter dated January 9, 2023. Based on AmeriServ Financial Inc.’s (“ASRV”) long term track record of abysmal financial performance relative to publicly traded peers and, in particular, the manner in which ASRV’s board of directors (the “ASRV Board”) has attempted to shirk responsibility for that poor performance by blaming undisclosed and ill-defined “unique economic realities,” I hope you understand that I believe the ASRV Board needs to be reconstituted as determined by ASRV’s long suffering shareholders, not the same entrenched directors responsible for years of underperformance. Transmitted herewith is our notice of nomination of three candidates (the “Nominees”) for election to the ASRV Board at ASRV’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”). I am confident that our message of change will resonate far more with shareholders who have seen little from their investment in ASRV than directors who seem more interested in making excuses for the status quo. It is past time for the ASRV Board to face the very un-unique reality that the current level of underperformance is simply unacceptable and make way for new directors with a commitment to putting shareholders first.

As an aside, why are you thanking Driver for its investment? Driver—like most shareholders—invested in ASRV to increase the value of its investment. Unlike most shareholders, however, Driver is willing to act as a catalyst to unlock value that has been trapped by the actions (or inaction) of faithless boards who prioritize a status quo that benefits directors and company management at the expense of shareholders. If you wanted to thank Driver—or any other shareholder—for its investment, the ASRV Board should have taken such steps as were necessary to deliver an acceptable return to ASRV shareholders. I am sure that I speak for most shareholders when I say that actions that deliver acceptable returns are far more welcome and appreciated than hollow banalities.

Please note that, as is our right as shareholders, we have directly nominated the Nominees for election at the 2023 Annual Meeting and neither approval by, nor any interviews with, the ASRV Board (or any committee thereof, including the Nominating and Corporate Governance Committee) is required under applicable law or ASRV’s constituent documents.

Very truly yours,

Driver Management Company LLC

/s/ J. Abbott R. Cooper